As filed with the U.S. Securities and Exchange Commission on October 31, 2025

Securities Act File No. 333-255702
Investment Company Act File No.  811-23660

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

(CHECK APPROPRIATE BOX OR BOXES)

☒	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐	Pre-effective Amendment No.
☒	Post-effective Amendment No. 1
☒	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☒	Amendment No. 11

USVC VENTURE CAPITAL ACCESS FUND

(Exact name of Registrant as specified in Charter)

140 Lakeside Avenue, Suite 100
Seattle, WA 98122
(Address of Principal Executive Offices)
Registrant’s Telephone Number, including Area Code:
(833) 729-0934

Huoy-Ming Yeh
Strawberry Tree Management Company LLC
140 Lakeside Avenue, Suite 100
Seattle, WA 98122
(Name and Address of Agent for Service)

Copies to:
William J. Bielefeld, Esq.
Alexander C. Karampatsos, Esq.
Dechert LLP
1900 K Street, NW
Washington, DC 20006-1110

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

If appropriate, check the following box:

☐	The only securities being registered on the form are being offered pursuant to a dividend or interest reinvestment plan.

☒	Any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	This form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐	This form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐	This form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to section 8(c) of the Securities Act

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐	This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: _______.

☐	This form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☒	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-255702.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (the “Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities and Exchange Act of 1934).

☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-255702 and 811-23660) of USVC Venture Capital Access Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

Item 25. Financial Statements and Exhibits

25(1)       Financial Statements:

The Financial Statements of the Registrant, dated as of July 31, 2025, are included in the SAI.

25(2)	Exhibits
	(a)(1)	Certificate of Formation. (1)
	(a)(2)	Certificate of Amendment dated November 30, 2021 to the Certificate of Formation. (2)
	(a)(3)	Certificate of Amendment dated June 16, 2022 to the Certificate of Formation. (2)
	(a)(4)	Certificate of Conversion. (4)
	(a)(5)	Certificate of Trust. (4)
	(a)(6)	Initial Declaration of Trust. (4)
	(a)(7)	Amended and Restated Declaration of Trust. (6)
	(b)	By-Laws. (6)
	(c)	Not Applicable.
	(d)	Incorporated by reference to Exhibits (a)(7) and (b) above.
	(f)	Not Applicable.
	(g)	Amended and Restated Investment Advisory Agreement between the Registrant and Strawberry Tree Management Company LLC. (8)
	(h)(1)	Distribution Agreement between the Registrant and ALPS Distributors, Inc. (6)
	(h)(2)	Solicitation Agreement between the Registrant and North Capital Private Securities Corporation. (8)
	(i)	Not Applicable.
	(j)	Custody Agreement between the Registrant and U.S. Bank, N.A. (6)
	(k)(1)	Services Agreement between the Registrant and SS&C GIDS, Inc. (6)
	(k)(2)	Amended and Restated Expense Limitation Agreement between the Registrant and Strawberry Tree Management Company LLC. (8)
	(k)(3)	Shareholder Services Plan. (6)
	(k)(4)	Indemnification Agreement between the Registrant and each Trustee. (6)
	(k)(5)	Amended and Restated Expense Reimbursement Agreement between the Registrant and Strawberry Tree Management Company LLC. (8)
	(l)	Opinion and Consent of Dechert LLP. (7)
	(m)	Not Applicable.
	(n)	Consent of RSM US LLP, independent registered public accounting firm for the Registrant. (7)
	(o)	Not Applicable.
	(p)	Subscription Agreement between the Registrant and Strawberry Tree Management Company LLC. (6)
	(q)	Not applicable.
	(r)(1)	Code of Ethics of the Fund. (6)
	(r)(2)	Code of Ethics of the Investment Adviser. (6)
	(r)(3)	Code of Ethics of the Distributor. (6)
	(s)(1)	Powers of Attorney. (6)
	(s)(2)	Filing Fee Exhibit. (6)

(1) Incorporated herein by reference to the corresponding exhibit of the Registrant’s initial Registration Statement on Form N-2 (File Nos. 333-255702; 811-23660), filed on April 30, 2021.

(2) Incorporated herein by reference to the corresponding exhibit of Pre-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-255702; 811-23660), filed on June 16, 2022.

(3) Incorporated herein by reference to the corresponding exhibit of Pre-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-255702; 811-23660), filed on May 30, 2025.

(4) Incorporated herein by reference to the corresponding exhibit of Pre-Effective Amendment No. 7 to the Registrant's Registration Statement of Form N-2 (File No. 333-255702; 811-23660), filed on August 11, 2025.

(5) Incorporated herein by reference to the corresponding exhibit of Pre-Effective Amendment No. 8 to the Registrant’s Registration Statement of Form N-2 (File No. 333-255702; 811-23660), filed on September 11, 2025.

(6) Previously filed.

(7) Incorporated herein by reference to the corresponding exhibit of Pre-Effective Amendment No. 10 to the Registrant’s Registration Statement of Form N-2 (File No. 333-255702; 811-23660), filed on October 9, 2025.

(8) Filed herewith.

Item 26. Marketing Arrangements

Not applicable.

Item 27. Other Expenses of Issuance and Distribution

All figures are estimates

Registration Fees	$76,550
Audit Fees	60,000
Legal Fees and Expenses	601,275
Blue Sky Fees	40,000
Printing Fees	25,000
Miscellaneous Fees	0
Total	802,825

Item 28. Persons Controlled By or Under Common Control

Not Applicable.

Item 29. Number of Holders of Securities

The following table sets forth the approximate number of record holders of the Registrant’s securities as of September 1, 2025.

Title of Class	Number of Record Holders
Common Shares of Beneficial Interest	1

Item 30. Indemnification

Reference is made to Section 5.2 of the Registrant’s Declaration of Trust filed as Exhibit (2)(a)(6) to this Registration Statement.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 Act (the “1933 Act”) may be permitted to the managers, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by the manager, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by the manager, officer or controlling person, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

Information as to the directors and officers of the Registrant’s investment adviser, Strawberry Tree Management Company LLC (the “Investment Adviser”), together with information as to any other business, profession, vocation, or employment of a substantial nature in which the Investment Adviser, and each director, executive officer, managing member or partner of the Investment Adviser, is or has been, at any time during the past two fiscal years, engaged in for their own account or in the capacity of director, officer, employee, managing member, partner or trustee, is set forth in the Registrant’s Prospectus and Statement of Additional Information in the sections entitled “Management of the Fund”, and is included in the Investment Adviser’s Form ADV as filed with the Securities and Exchange Commission (File No. 801-129822).

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)	the Registrant, Strawberry Tree Management Company LLC, 140 Lakeside Avenue, Suite 100, Seattle, WA 98122;

(2)	the Transfer Agent, SS&C GIDS, Inc., PO Box 219027, Kansas City, MO 64121;

(3)	the Custodian, U.S. Bank N.A., 1555 North RiverCenter Drive, Suite 302, Milwaukee, WI 53212.; and

(4)	the Investment Adviser, Strawberry Tree Management Company LLC, 140 Lakeside Avenue, Suite 100, Seattle, WA 98122.

Item 33. Management Services

Except as described under “The Investment Adviser” and “The Fund Administrator and Transfer Agent” in this Registration Statement, the Fund is not party to any management service related contract.

Item 34. Undertakings

(1)            The Registrant undertakes to suspend the offering of Shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2)            Not applicable.

(3)            The Registrant undertakes

(a)            to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)            to include any prospectus required by Section 10(a)(3) of the 1933 Act;

(2)            to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(3)            to include any material information with respect to any plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)            that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)            to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)            that, for the purpose of determining liability under the 1933 Act to any purchaser:

(1)            Not Applicable;

(2)            if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 424(b) under the 1933 Act as part of a registration statement relating to an offering, other than registration statements relying on rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)            that for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)            any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the 1933 Act;

(2)            free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants; and

(3)            the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the 1933 Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)            any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(4)            The Registrant undertakes that:

(a)            not applicable; and

(b)            for the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)            Not applicable.

(6)            Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

(7)            The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this post-effective amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 31st day of October, 2025.

USVC Venture Capital Access Fund

By:	/s/ Erik Syvertsen
Name:	Erik Syvertsen
Title:	President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ David Borecky*
David Borecky /s/ Nimesh Gupta*	Trustee	October 31, 2025
Nimesh Gupta /s/ Erik Syvertsen	Trustee	October 31, 2025
Erik Syvertsen /s/ Daniel Hess	Trustee, Chief Executive Officer and President	October 31, 2025
Daniel Hess	Principal Financial Officer (Principal Accounting Officer)	October 31, 2025

*By:	/s/ Erik Syvertsen
Erik Syvertsen
Attorney-in-Fact
(Pursuant to Powers of Attorney previously filed)

EXHIBIT INDEX

(g)	Amended and Restated Investment Advisory Agreement between the Registrant and Strawberry Tree Management Company LLC.
(h)(2)	Solicitation Agreement between the Registrant and North Capital Private Securities Corporation.
(k)(2)	Amended and Restated Expense Limitation Agreement between the Registrant and Strawberry Tree Management Company LLC.
(k)(5)	Amended and Restated Expense Reimbursement Agreement between the Registrant and Strawberry Tree Management Company LLC.